



14049597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2013___ AND ENDING___12/31/2013___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tykhe Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  69 Mount Vernon Street

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

    Boston   MA   02108
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Evan Schulman   617-692-2938
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Schneider, Schneider & Associates, PC

(Name – if individual, state last, first, middle name)

35 Braintree Hill Office Park	Braintree	MA	02184
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Evan Schulman</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Tykhe Securities, LLC</u>, as of <u>December 31</u>, <u>2013</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title



_____ 2/27/14
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Financial Statements
Years ended December 31, 2013 and 2012

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)
Year ended December 31, 2013 and 2012

Contents

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

35 BRAINTREE HILL OFFICE PARK

BRAINTREE, MASSACHUSETTS 02184-8709

TEL. (781) 843-6601

FAX (781) 849-6772

Independent Auditors' Report

Board of Directors
Tykhe Securities, LLC
Boston, Massachusetts

We have audited the accompanying financial statements of Tykhe Securities, LLC (a wholly owned subsidiary of Tykhe, LLC), which comprise the statements of financial position as of December 31, 2013 and 2012, and the related statements of loss, member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tykhe Securities, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 9 through 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 9 through 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 9 through 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Schneider, Schneider + Associates, PC

February 19, 2014

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Statements of Financial Position
December 31, 2013 and 2012

ASSETS

	2013	2012
Assets:		
Cash	$ 12,146	$ 10,218
Total assets	$ 12,146	$ 10,218

LIABILITIES AND MEMBER'S EQUITY

	2013	2012
Liabilities	$ -	$ -
Member's equity:	12,146	10,218
Total liabilities and member's equity	$ 12,146	$ 10,218

See notes to financial statements.

3

	2013	2012
Revenues:	$ -	$ -
Operating expenses:		
Professional fees	7,610	6,921
Computer and internet	900	975
Other fees and expenses	565	1,557
	9,075	9,453
Loss from operations	(9,075)	(9,453)
Other income:		
Interest income	3	7
Net loss	$ (9,072)	$ (9,446)

See notes to financial statements

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Statements of Member's Equity
Year ended December 31, 2013 and 2012

	2013	2012
Balance, beginning	$ 10,218	$ 19,664
Net loss	(9,072)	(9,446)
Member equity contribution	11,000	-
Balance, ending	$ 12,146	$ 10,218

	2013	2012
Cash flows from operating activities:		
Net loss	$ (9,072)	$ (9,446)
Adjustments to reconcile net loss to net cash used by operating activities:	-	-
Net cash used by operating activities	(9,072)	(9,446)
Cash flows from investing activities:	-	-
Cash flows from financing activities:		
Member's equity contribution	11,000	-
Net increase (decrease) in cash	1,928	(9,446)
Cash, beginning of year	10,218	19,664
Cash, end of year	$ 12,146	$ 10,218

6

See notes to financial statements.

1. **Nature of business:**

   Tykhe Securities, LLC (the "Company") was formed on April 9, 2009 and is a wholly owned subsidiary of Tyke, LLC. The Company was formed for purposes of acting as a broker dealer on behalf of Tykhe, LLC via a licensing agreement between the Company and Tykhe, LLC (see Note 3).

   The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. **Summary of significant accounting policies:**

   Basis of accounting:

   The Company uses the accrual basis of accounting.

   Use of estimates:

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

   Income taxes:

   The Company is a "disregarded entity" for federal and state income tax purposes. As such, the Company's revenues and expenses are reported with tax filing of Tykhe, LLC. Tykhe LLC is treated as a partnership for federal and state income tax purposes. No provision for federal or state income taxes has been made by the Company as the individual members of Tykhe, LLC are responsible for any tax consequences of their respective shares of the Company's profit or loss.

   The Company accounts for uncertainty with regard to income taxes in accordance with accounting principles generally accepted in the United States of America. Since the Company is not a tax paying entity for federal and state income tax purposes, there are no material unrecognized tax benefits or adjustments to liabilities or operations required as of December 31, 2013.

   Tykhe, LLC's tax returns, which include Tykhe Securities, LLC, for the years ended December 31, 2010 through 2013 are subject to examination by the internal revenue service and state taxing authorities, although no such examinations have been initiated as of the date of our audit report.

2. Summary of significant accounting policies: (Continued)

Subsequent Events:

Subsequent events were evaluated through February 19, 2014, which is the date the financial statements were available to be issued.

3. Related parties – licensing agreement:

Tykhe, LLC has a patent on the securitization of sales or gross revenues through "Sales Participation Certificates". The Certificates are placed by a placement agent pursuant to a placement agency agreement between a placement agent and an issuer. An outside investor may acquire a Certificate pursuant to a subscription agreement between the Issuer and the investor.

Tykhe Securities, LLC (the "Company") has a non-exclusive, royalty free, license agreement with Tykhe, LLC to commercially exploit and use Tykhe, LLC's patented product for the purpose of selling securities, as defined in the agreement.

Through December 31, 2013, the Company has sold no securities.

4. Commitments and contingencies:

The Company has no commitments or contingencies that would require disclosure in the financial statements.

5. Net capital:

The Company will not receive any customer funds and securities and will not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $5,000 and will operate under a 15c3-3, exemption of the Customer Protection Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013 and 2012, the Company had net capital of $12,146 and $10,218, respectively, exceeding the minimum net capital requirement of $5,000 for each year.

SUPPLEMENTARY INFORMATION

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013 and 2012

	2013	2012
Capital:		
Member's equity	$ 12,146	$ 10,218
Nonallowable assets:	-	-
Net capital before security haircuts	12,146	10,218
Security haircuts	-	-
Net capital	12,146	10,218
Minimum dollar net capital requirement	5,000	5,000
Excess net capital	$7,146	$5,218
Aggregate indebtedness	$ -	$ -
Ratio of aggregate indebtedness to net capital	$ -	$ -

Reconciliation of Net Capital Computation
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

A reconciliation of the net capital computation included herein with the unaudited net capital computation included in the FOCUS Report as of December 31, 2013 is as follows:

Unaudited net capital at December 31, 2013	$	12,146
Differences		-
Audited net capital at December 31, 2013	$	12,146

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

35 BRAINTREE HILL OFFICE PARK

BRAINTREE, MASSACHUSETTS 02184-8709

TEL. (781) 843-6601
FAX (781) 849-6772

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Member
Tykhe Securities, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplementary information of Tykhe Securities, LLC (the "Company") for the year ended December 31, 2013 and 2012 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and 2recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 and 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider, Schneider + Associates PC

February 19, 2014

COMPUTATION AND RESERVE REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013 and 2012

Tykhe Securities, LLC is exempt from the reserve requirements pursuant to SEC Rule 15c3-1 under paragraph (k) (2) (ii).